UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 5)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Mobileye N.V.

(Name of Subject Company)

Mobileye N.V.

(Name of Person Filing Statement)

Ordinary shares, nominal value €0.01 per share

(Title of Class of Securities)

N51488117

(CUSIP Number of Class of Securities)

Liz Cohen-Yerushalmi

Har Hotzvim

13 Hartom Street

PO Box 45157

Jerusalem 9777513, Israel

+ 972-2-591-7858

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

James R. Tanenbaum, Esq.

Anna T. Pinedo, Esq.

Morrison & Foerster LLP

250 West 55th Street

New York, NY 10019-5201

(212) 468-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to Schedule 14D-9 (this “Amendment No. 5”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Mobileye N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (the “Company” or “Mobileye”), originally filed with the Securities and Exchange Commission (the “SEC”) on April 5, 2017 (together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Cyclops Holdings, LLC (“Purchaser”), a Delaware limited liability company and a wholly owned subsidiary of Intel Corporation, a Delaware corporation (“Parent” or “Intel”), as disclosed in the Tender Offer Statement on Schedule TO filed with the SEC on April 5, 2017 by Purchaser and Parent (as amended or supplemented from time to time, the “Schedule TO”), and pursuant to which Purchaser is offering to purchase all of the outstanding ordinary shares, nominal value €0.01 per share, of the Company (the “Shares”) at a price of $63.54 per Share, less any applicable withholding taxes and without interest to the holders thereof, payable in cash (such offer, on the terms and subject to the conditions set forth in the offer to purchase, dated April 5, 2017, and in the related letter of transmittal, each as filed on Schedule TO, together with any amendments or supplements thereto, the “Offer”).

Except as otherwise set forth below, the information regarding the Offer as set forth in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 5. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment No. 5 is being filed to reflect certain updates as reflected below.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

The disclosure in Item 2 of the Schedule 14D-9 under the heading “(b) Tender Offer—Offer and Post Offer” is hereby amended and supplemented by replacing “5:00 p.m. (New York City time) on June 21, 2017” in provision (b)(i) of the third paragraph of such section with “5:00 p.m. (New York City time) on July 20, 2017.”

The disclosure in Item 2 of the Schedule 14D-9 under the heading “(b) Tender Offer—Offer and Post Offer” is hereby further amended and supplemented by adding the following paragraphs after the last paragraph of such section:

“The Offer, which was previously scheduled to expire at 5:00 p.m. (New York City time) on June 21, 2017, is being extended in accordance with the Purchase Agreement until 5:00 p.m. (New York City time) on July 20, 2017, unless further extended or earlier terminated in accordance with the Purchase Agreement.

On June 22, 2017, the Company issued a press release announcing the extension of the Offer. The full text of the press release is incorporated by reference to Exhibit 99.1 to the Form 6-K filed by the Company on June 22, 2017 and filed as Exhibit (a)(1)(J) hereto.”

ITEM 9.	EXHIBITS

Exhibit No.	Description
(a)(1)(J)	Press release issued by Mobileye N.V., dated June 22, 2017 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by Mobileye N.V. on June 22, 2017).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mobileye N.V.

By:	/s/ Ziv Aviram
Ziv Aviram
Chief Executive Officer

Date: June 22, 2017